Exhibit 10.19

TRIVASCULAR

October 4, 2009

Mr. Vivek K. Jayaraman

Dear Vivek:

I am pleased to offer you the position of Vice President, Commercial Operations (Global Marketing, International Sales and Business Development) at TriVascular2, Inc. (“TriVascular2”), reporting to me as TriVascular2, Inc.’s President and CEO.

Pay and Benefits. The salary for this position is $20,600 per month less all applicable deductions, paid biweekly in accordance with TriVascular2’s standard payroll practice. You will be entitled to the TriVascular2 benefits package outlined on the attached sheet. TriVascular2 reserves the right to change or discontinue its employee benefits from time to time. A target milestone-based bonus of up to 30% of annual salary will be instituted on a calendar year basis. In addition, should your real estate loan (estimated at $150,000) from your current employer become due and payable as a result of your acceptance and commencement of employment at TriVascular2, you will be extended a loan in the same amount by TriVascular2. In addition, an allowance of up to $5,000 is available to you for reimbursement of any legal and/or tax advice expenses you may incur in connection with your acceptance of the terms of this offer. In recognition of incentive payments you will be foregoing from your previous employer, we will offer you an annual retention bonus over a four year period in the amount of $50,000 per year.

Personnel Policies. Like all employees of TriVascular2, you will be expected to comply with the rules, procedures, and policies of TriVascular2 as adopted from time to time. During the time that you are employed by TriVascular2, unless you receive prior approval from one of the officers, you will not directly or indirectly own (other than through any prior employment) an interest in, join, operate, control or participate in, or be connected as an officer, employee, agent, independent contractor, consultant, member, partner or principal with any other entity or person engaged in developing, providing, soliciting orders for, selling, distributing or marketing services or products that directly or indirectly compete with those provided by TriVascular2.

At Will Employment. Your employment with TriVascular2 is “at will”. This means that you may leave TriVascular2 at any time, for any reason, with or without notice and with or without cause and that TriVascular2 may terminate your employment at any time, for any reason, or no reason, with or without notice and with or without cause. The at-will nature of your employment can only be changed in a writing signed by you and by TriVascular2’s Chief Executive Officer.

Stock Option. Subject to approval by the Board of Directors, it is our intention to offer you the opportunity to participate in our TriVascular2 Stock Option Plan (the “SOP”). Pursuant to the SOP, TriVascular2 would grant you an incentive stock option to purchase 1,000,000 shares of common stock of TriVascular2 at a price to be approved by the Board, estimated at $0.21 per share. This grant would be made in a Stock Option Agreement that would contain the complete terms of the grant, and your execution of the Stock Option Agreement is a condition of the grant.

TRIVASCULAR

Normal Vesting Schedule. Your option described in the previous paragraph (the “Offer Letter ISO”) can be exercised only to the extent that it is vested. Initially none of the Offer Letter ISO will be vested, but it will become vested as to 250,000 shares of TriVascular2 common stock on the one-year anniversary of the vesting start date, which is expected to be the date you commence employment with TriVascular2. The Offer Letter ISO will become vested as to the remaining 750,000 shares of TriVascular2 common stock at a rate of 20,833 1/3 shares per month for a period of thirty-six months, commencing with the 13th calendar month after the vesting start date. Vesting ceases immediately in the event of termination of your employment. Unless and until an initial public offering takes place, stock that is issued to you upon exercise of vested option rights under the Offer Letter ISO will be subject to substantial restrictions on transfer, including a right of first refusal applicable to some transfers and an option to purchase applicable to others, subject to limited exceptions for transfers to family members.

Arbitration. Any and all disputes related to this offer or arising out of or related to your employment with TriVascular2 will be submitted to and resolved through final and binding arbitration. The arbitration will be instead of any civil litigation; this means that TriVascular2 and you are each waiving any right to a jury trial. The arbitrator’s decision shall be final and binding to the fullest extent permitted by law, and will be enforceable by any court having jurisdiction thereof. The disputes subject to arbitration include, but are not limited to, any claims for breach of contract, discrimination or harassment, or violation of any other federal, state or local law or regulation. Arbitration is to be conducted in Santa Rosa, California, in accordance with the rules and regulations of the America Arbitration Association (“AAA”) using the National Employment Dispute Resolution Rules, including procedures for discovery sufficient to adequately arbitrate any statutory claims, as determined by the arbitrator. The arbitration filing fee expenses shall be borne according to the rules of AAA, except that TriVascular2 will pay all types of costs that are unique to arbitration, such as the arbitrator’s fees. Notwithstanding the above, the parties agree that any claims either party has arising out of any Employee Invention and Confidential Information Agreement or similar agreement you may sign with TriVascular2 are specifically excluded from this arbitration provision. This includes, for example only and without limitation, claims by TriVascular2 that you have disclosed or misappropriated its trade secrets and/or claims by you that the Employee Invention and Confidential Information Agreement does not preclude you from working for a competitor of TriVascular2 or that you are the rightful owner of an invention you may develop.

Other Terms and Conditions. This offer is contingent upon your ability to provide appropriate documentation within three (3) days after your start date establishing that you are legally authorized to live and work in the United States. In addition, this offer of employment is contingent upon your signing of TriVascular2’s standard form of Employee Invention and Confidential Information Agreement and any other documents customarily executed at the time of starting employment, and is further contingent upon TriVascular2’s

TRIVASCULAR

written acceptance (in its discretion) of the information you disclose in the Employee Invention and Confidential Information Agreement. You should understand that TriVascular2 is hiring you for your skills and abilities and not for any tangible or intangible items or proprietary information obtained by you from any of your former employers. By accepting employment with TriVascular2, you agree that you will not, in the performance of your duties at TriVascular2, utilize any or disclose any trade secrets, confidential, or proprietary information of former employers and that you will neither take with you any tangible items containing any such information, such as drawings or reports, when you leave your current employer, nor bring such items into the workplace at TriVascular2.

This offer letter, including the Employee Invention and Confidential Information Agreement, sets forth the entire agreement between you and TriVascular2 concerning the terms and conditions of your employment, and neither you nor TriVascular2 will be bound by any condition or understanding with respect to your employment other than that expressly provided in this letter. The offer letter supersedes and replaces all previous agreements or understandings regarding the terms of your employment and can only be amended in a writing signed by TriVascular2 and you.

It is my understanding that you will be available for employment with TriVascular2 no later than October 19, 2009. Please indicate your acceptance of this offer by signing and returning one copy of this letter to me by fax (707) 541-3909 on or before October 9, 2009. This offer will expire on October 9, 2009.

I look forward to welcoming you to the TriVascular2 team and am confident that the experience will be mutually rewarding and satisfying.

Sincerely,

/s/ Michael V. Chobotov

Michael V. Chobotov, Ph.D.
President & Chief Executive Officer
TriVascular, Inc.

I have read and understand the foregoing letter and accept employment with TriVascular2 as set forth above.

/s/ Vivek Jayaraman	10/6/2009
Vivek K. Jayaraman	Date